UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 8, 2018

Commission File Number: 001-38283

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InflaRx N.V.

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Winzerlaer Str. 2

07745 Jena, Germany

(+49) 3641 508180

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 8, 2018, InflaRx N.V. (“InflaRx”) issued a press release announcing enrollment of the first patient in its Phase IIb study with its lead product candidate IFX-1 in patients suffering from moderate or severe Hidradenitis Suppurativa. The randomized, double-blind, placebo-controlled, multicenter study will be conducted in approximately 50 sites in several countries. Approximately 175 patients will be enrolled in five dose groups. After a placebo-controlled, double-blind period of 16 weeks, the study will be extended to a 28-week open-label extension phase to assess long-term efficacy and safety. The main objective of the study is the evaluation of a dose response signal, assessed by the Hidradenitis Suppurativa Clinical Response (HiSCR) score at week 16 as the primary endpoint. Additional objectives include the evaluation of safety and tolerability of IFX-1 as well as an assessment of additional efficacy and patient-reported outcome parameters. A copy of this press release is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jena, Germany, March 8, 2018.

INFLARX N.V.

By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	InflaRx N.V. Press Release dated March 8, 2018